AMIDEX FUNDS, INC.
970 Rittenhouse Rd.
Eagleville, PA 19403

Christina Fettig,
United States Securities & Exchange Commission
Washington, D.C. 20549

Re:	AMIDEX Funds Annual Reports

Dear Ms. Fettig:

The following are responses to your comments from September 6th, 2017 regarding the May 31, 2017 Annual Reports:

1.	The Fund's website link to the Annual Reports brings up a dated version.

The issue with the website linking to an old page on the SEC's website was resolved by the site host.

2.	Statement of Operations (page 10) - Regulation S-X, Article 6-07 (g) (2) Disclosure of credit.

Footnote discloses interest credits of $43 out of total custody fee. Credits in future filings will be represented according to the Article.

3.	Financial Highlights Table (page 13) - Form N-1A Item 13 Instructions 3b. Note "Total return does not include sales load"

Additional language will be added. The following will be added to footnote (b) in future filings “The returns shown exclude the impact of any sales loads, redemption fees and contingent deferred sales charges."

4.	Note 1f Redemption Fee Collected (page 17) - Disclose the fee in the Statement of Changes and Financial Highlight table.

Fees are disclosed in the Statement of Changes and Financial Highlight table. In Capital Shares Transaction note the fee is netted with actual redemptions. The following will be added to Statements of Changes in Net Assets, Note 2 Capital Share Transactions in future filings: “(a) Includes redemption fees of $xxx.”

5.	More Information Item 2 Code of Ethics (page 26) - Code of Ethics not attached

The Code of Ethics will be added to future filings.

6.	More Information Item 4e (2) (page 26) - Percentage of services approved by the audit committee

In future filings Item 4e(2) to will read as follows: “There were no services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.”

In regard to this filing, we acknowledge the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact me at 610-666 8426.

Very truly yours

/s/ Gadi Beer
Gadi Beer
Vice President
Index Investments, LLC.